ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

February 6, 2006

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of an earnings release, which was disseminated to EDC's shareholders on February 3, 2006.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

3/9

C.A. LA ELECTRICIDAD DE CARACAS ANNOUNCES FOURTH QUARTER 2005 CONSOLIDATED RESULTS AND ACCRUED RESULTS AS OF DECEMBER 2005

EDC reported net quarterly profits of Bs. 75.4 billion for 4Q05, with an EBITDA of Bs. 181.6 billion (EBITDA Margin of 50.8%).

FINANCIAL RESULTS

(In VENGAAP)

Quarterly Comparison					For the years ended:		
1Q05	2Q05	3Q05	4Q05	(Millions of Bs.)	Dec 31, 2004	Dec 31, 2005	Var. %
321,626	339,365	349,458	357,157	Operating Revenues	1,438,485	1,367,606	(4.9)
(177,862)	(172,016)	(165,017)	(175,602)	Operating Expenses	(694,524)	(690,497)	(0.6)
143,764	**167,349**	**184,441**	**181,555**	**EBITDA**	**743,961**	**677,109**	**(9.0)**
44.70%	**49.31%**	**52.78%**	**50.83%**	**EBITDA MARGIN**	**51.72%**	**49.51%**	**(221) bps**
(75,678)	**85,128**	**83,374**	**75,360**	**NET INCOME (LOSS)**	**13,232**	**168,184**	**N/A**

HIGHLIGHTS

- Operating income for the year 2005 stood at Bs. 1.367 billion.
- For the year 2005, EBITDA was Bs. 677.1 billion, with an EBITDA margin of 49.5%.
- Net earnings for the year totaled Bs. 168.2 billion.
- Total debt by yearend stood at US$ 399 million.
- On December 28, CADIVI authorized an amount of US$ 65.9 MM, to pay out the remaining portion of the extraordinary dividend approved by the General Shareholders Meeting held on March 04, 2005.
- On November 17, 2005, Fitch Ratings upgraded EDC's long-term debt risk rating from 'B+' to 'BB-'.
- The Special Shareholders Meeting held on November 22, 2005, approved the voiding of 33,525,937 treasury shares.
- Fondonorma awarded EDC the ISO 9001 2000 and IQNet certifications for its Oil Lab.
- EDC celebrated its 110th anniversary.
- EDC launched a contingency plan named "Vamos con Vargas"

EXTERNAL FACTORS (*)

- Accrued inflation by yearend stood at 14.4%, while inflation for the quarter was 2.5%.
- For the year 2005, the Consumer Price Index (IPM in Spanish) was up 16.9%.
- Accrued devaluation for the year stood at 12% (the official exchange rate went from Bs. 1,920 to Bs. 2,150 per US$).
- In 2005, GDP grew an estimated 9.4% with respect to the same period in 2004.
- The average unemployment rate for the year 2005 stood at 12.2%.
- Countrywide demand for electricity in 2005 grew 7.9%.

(*) Source: BCV, INE and OPSIS.

Contact:
Scarlett Alvarez U.
VP Corporate & Investor Relations
(58) (212) 502.2950
edcinversionistas@aes.com / www.laedc.com.ve

Operating Revenues for the fourth quarter of 2005 totaled Bs. 357.2 billion, down 4.7% with respect to the same period in 2004, as a result of the lag in tariffs as compared to inflation, as well as of a 19% decrease in energy contributions made by our affiliate GENEVAPCA to CADAFE. This drop could not be offset by the 7.2% rise in the demand for energy in the serviced area.

Accrued **Operating Revenues** by yearend 2005 totaled Bs. 1.367 billion, down 4.9% from a year ago. The tariff lag and the 1.2% decrease in the contributions made to the National Interconnected System (S.I.N. in Spanish) contributed in great measure to the drop in revenues for the year, which was partly offset by a 6.3% rise in demand for electricity in the serviced area.

Operating Income (Millions of Bs.)


1,438,485
1,367,606
374,607
357,157
4Q 04
4Q 05
2004
2005

Operating Expenses (excluding depreciation) for the 4th quarter amounted to Bs. 175.6 billion, down 3.1% with respect to the same quarter in the previous year. This decrease is due to savings resulting from the cost cutting program implemented by management. This program is designed to mitigate the impact of the salary increase agreed in the 2004-2006 Collective Bargaining Agreement entered into by EDC and the Electrical Workers Union (STE in Spanish).

Accrued **Operating Expenses (excluding depreciation)** for 2005 remained stable when compared to accrued expenses in 2004, despite a 56.5% increase in natural gas prices as of January 2005 and of the entry into force of the aforementioned Collective Bargaining Agreement. This surge has been offset by company management strategy, which includes a) to continue implementing the cost cutting program; b) decrease the use of Fuel Oil #6 (higher associated costs than natural gas); and c) diminish the use of generation plants as a result of the hydroelectric energy purchase agreement entered into with EDELCA. Another factor offsetting the rise in expenses is the savings obtained in the industrial tax expense and in the excess tax credits produced by the merger of C.A. Luz Eléctrica de Venezuela and C.A. Electricidad de Guarenas y Guatire with C.A. La Electricidad de Caracas, which was carried out in December, 2004.

Operating Expenses (Millions of Bs.)


694,524
690,497
181,289
175,602
4Q 04
4Q 05
2004
2005

EBITDA dropped 6.1% for the 4th quarter of 2005 with respect to the same quarter of the previous year, standing at Bs. 181.6 billion, despite a decrease in Operating Expenses, which could not offset a reduction in Operating Revenues. This effect is mirrored in the **EBITDA Margin** for the quarter, which decreased 1.5% as compared to its level in the same quarter of 2004.

EBITDA represents 4.2 times interest and financial expenses.

EBITDA and **EBITDA Margin** for the year 2005 stood, respectively, at Bs. 677.1 billion and 49.5%.

EBITDA (Millions of Bs.)


743,961
677,109
193,318
181,555
4Q 04
4Q 05
2004
2005
EBITDA Margin
51,6%
50,8%
51,7%
49,6%

Integral Cost of Financing in 2005 was down Bs. 236.2 billion (96.6%) as compared to the previous year. This was due to the prepayment of foreign loans and the effect of lower average local lending rates for the Bolivar-denominated debt, which resulted in a 34.8% decrease in interest and financial expenses. Also contributing to this drop is the fact that devaluation of the Bolivar, with respect to the US Dollar, was 802 bps lower than the devaluation implemented in February 2004. This drop in interest and financial expenses, as well as in the net exchange rate differential, offsets the 21.3% reduction in monetary results stemming from the 480 bps decrease in the inflation rate as compared to 2004.

Integral Cost of Financing

(Millions of Bs.)	For the years ended: Dec 31, 2004	Dec 31, 2005	Var. %
Interest and Financial Expenses	(247,235)	(161,205)	(34.8)
Interest Income	56,775	41,112	(27.6)
Net Exchange Gain (Loss)	(167,976)	22,131	N/A
Result of Exposure to Inflation	114,056	89,740	(21.3)
	(244,380)	**(8,222)**	**(96.6)**

Net Income stood at Bs. 75.4 billion in 4Q05, up 3.2% with respect to the same period of 2004. This increase is partly due to a Bs. 3.5 billion (3.5%) reduction in depreciation expenses due to the fact that certain network assets reached the end of their useful lives (in books) and to Bs. 15.7 billion in integral financing benefits in the quarter.

Despite the negative impact of the lag in electrical tariff adjustments, the increase in fuel prices at the beginning of 2005 and the entering into effect of the new collective bargaining agreement, the Company reported Bs. 168.2 billion in **Net Income** by yearend 2005.

Net Income (Loss) (Millions of Bs.)


(101,552)
15,932
25,833
73,019
(75,678)
85,128
83,374
75,360
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05

FINANCIAL DEBT SUMMARY

By yearend 2005, EDC's **Financial Debt** totaled US$ 399 million, down 48.8% with respect to 2004 as a result of: a) repayment of US$ 84 million in bolivar-denominated loans from local banks; b) redemptions totaling US$ 12 million in the local capital market; and c) repayment of US$ 285 million in US dollar-denominated loans from commercial banks and bilateral organizations.

75% of all financial debt is concentrated in the foreign capital market (EDC 2014 Bonds and Collateralized Series).

The **Average Life** of the debt stood at 6.25 years, reflecting the 2.07 year improvement as compared to yearend 2004. This is the result of refinancing the financial debt by means of the EDC 2014 bond issue and repayment of local and foreign shorter-term loans (US $381 million).


Average Life
(In years)
4.18
4.81
5.08
6.17
6.25
4Q04
1Q05
2Q05
3Q05
4Q05

For the year 2005, the **Weighted Average Cost** of the debt was 9.22% in foreign currency and 14.58% in local currency. The weighted average cost of the debt as a whole was 10.78%.

Financial leverage (Debt/Shareholders Equity) stood at 25.7%.


Total Financial Debt
(In Millions of US$)
4Q04
780
1Q05
610
2Q05
542
3Q05
418
4Q05
399
48.8%

Financial Debt Structure

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05
Bs.	22%	46%	38%	23%	19%
US$	78%	54%	62%	77%	81%
Fixed Rate	74%	51%	56%	67%	69%
Variable Rate	26%	49%	44%	33%	31%
Short Term	27%	33%	30%	11%	20%
Long Term	73%	67%	70%	89%	80%

CREDIT RATING

Fitch Ratings

On November, 2005, Fitch Ratings upgraded EDC's long-term credit rating from "B+" to "BB-", maintaining the "BB-" rating for its debt in local currency. The new rating applies to the bond issue amounting to US$ 260 million, which matures in 2014. Both ratings kept their "stable" condition.

The rating awarded to EDC by Fitch Ratings results from the higher credit risk rating granted to Venezuela's sovereign debt in both local and foreign currency (up from "B+" to "BB-"). Country risk also improved to "BB-". The rating for EDC debt in local currency remains at "BB-".

MANAGEMENT OF THE BUSINESS

Tariff Scheme

- By the end of the quarter, the average tariff increased, in nominal terms, 4.9% for EDC and 1.7% for CALEY, as compared to the previous year. This variation is due to the effect of the Energy and Fuel Adjustment Factor (CACE in Spanish) applied since the beginning of 2005, derived from a 56.5% adjustment in the price of methane gas at the dispatch centers, as well as for transportation and distribution services (Official Gazette No. 37.906).
- The average tariff by the end of the quarter was 108.6 Bs./kWh for EDC, and 82.3 Bs./kWh for CALEY.

Applicable to EDC
(4Q 2005)

Type of Service	Bs./kWh
Residential	116.30
General	114.30
Industrial	85.64
P. L. & Government	103.90
Average*	**108.60**

Applicable to CALEY
(4Q 2005)

Type of Service	Bs./kWh
Residential	80.90
General	79.20
Industrial	81.80
P. L. & Government	89.80
Average*	**82.30**

*Including costs for taxes and CACE (Adjusment Charge for fuel and energy)

Generation

The net energy that was generated in 2005 totaled 9,845 GWh, down 4.9% as compared to 2004. This decrease resulted from lower energy generation requirements stemming from the recovery of Guri Dam water levels.

Net generation for the 4th quarter of 2005 totaled 2,586 GWh, up 15.8% with respect to the previous year, while the amount of energy purchased from EDELCA fell 18.8% with respect to the same period in 2004.

Installed Capacity (MW)	4Q05
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

4Q04	4Q05	Var. %	(Expressed in GWh)	2004	2005	Var. %
2,303	2,669	16%	Gross Generation	10,643	10,160	-5%
940	763	-19%	Purchased Energy (Includes CALEY)	1,882	3,086	64%
(619)	(620)	0%	Internal Consumption and Losses	(2,617)	(2,720)	4%
2,623	**2,813**	**7%**	**Total Sold Energy**	**9,907**	**10,525**	**6%**
2,233	2,586	16%	Net Generation*	10,354	9,845	-5%
84.07	83.57		Plant Availability (%)	84.07	83.57	**
46.84	54.26		Net Capacity Factor (%)	54.19	52.06	

* Net Generation = Gross Generation - Internal Consumption
** Mobile Annual Average
Note: Does not include GENEVAPCA

Transmission & Distribution

At the end of the fourth quarter, the transmission system delivered 3,149 GWh to the distribution system, an improvement of 5.8% with respect to the same period of the previous year. The total amount of energy delivered to the distribution system in 2005 was 12,163 GWh, an improvement of 6.1% with respect to the year 2004.

In addition, the maximum demand for gross power in 2005 stood at 2,044 MW, 5.1% higher than in 2004.

230kV	69kV	30kV	Total	*Lines installed (Km)*	12.47kV	8.3kV	4.8kV	Total
364	900	167	1,431	Aerial	5,313	190	314	5,817
24	564	334	922	Underground	1,454	70	1,042	2,566
388	**1,464**	**501**	**2,353**	**Total lines installed**	**6,767**	**260**	**1,356**	**8,383**
7	14	8	29	Substations (#)	46	9	49	104
3,340	4,563	982	8,884	Installed capacity (MVA)	4,154	109	1,279	5,542
				Meters (thousands)				1,117

Management Indicators

The **System Average Interruption Duration Index** (SAIDI) –installed KVA interrupted by unforeseen events multiplied by the duration in number of minutes and divided by the total KVA- was 6.22 hours at yearend, up 62.0% with respect to 2004. The factors which led to the rise in this index were a) the torrential rains occurred during the month of February, and b) strong winds and rainstorms in late August of this year, and lasted until late 2005.

The **System Average Interruption Frequency Index** (SAIFI) –installed KVA interrupted by unforeseen events divided by total KVA- was 3.59 times at yearend, up 18.5% as compared to 2004.

The main cause of this variation was the rise in the number of unforeseen failures and interrupted loads resulting from the ongoing unstable climate conditions, which lead to higher levels of rainfall, strong winds, uprooted trees and objects entangled in power lines.

In late 2005, the company purchased emergency structures for overhead transmission lines. These structures will help to decrease the response time required to address transmission line contingencies.


SAIDI*
In Hours
(Yearly Rolling Average)
Good
3.84
3.98
4.54
4.54
4.67
4.69
4.98
5.18
5.61
5.85
5.98
6.10
6.22
Dec 2004
Jan 2005
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


SAIFI*
Times
(Yearly Rolling Average)
Good
3.03
3.16
3.09
3.12
3.18
3.21
3.39
3.41
3.46
3.50
3.53
3.52
3.59
Dec 2004
Jan 2005
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

* Include CALEY

Retail

By the end of the 4th quarter, EDC's Customer Care Network consisted of: a) 51 authorized agents with 78 tellers; b) 13 commercial offices with 101 customer care booths; c) 78 payment tellers; d) 400 banks authorized to collect bill payments; and e) the on-line payment facility.

The most significant advances that were implemented to improve customer satisfaction levels included:

- Implementation of the pilot of the "Una o Ninguna" ("One or None" in English) project, which allows to respond to customers in on single contact. To date, this project has allowed us to cut the time that customers must wait to have their service installed from 14 days to 5 days.
- Text message service was enhanced to include notices to customers about their billing and due dates as well as a message thanking them after payment has been received.
- A new strategy was implemented with authorized agents, which reduces the transaction costs by 46%.
- The ISO 9001 certification for the Customer Care Network has been ratified.
- A new service called the "Virtual Office" is now provided to our customers whereby they can ask questions about bill payments and advise us of their requirements via the Internet.
- Tests and reviews of 14 reading routes in the Prado de Maria area were completed. This project allowed us to add 8% new meters.

Management Indicators

The number of **active customers invoiced** at the end of the quarter was 1,029,805. Of these, 87.4% belong to the residential category, 11.3% to the commercial category and 1.3% to the industrial and public sector categories.

For the 4th quarter, sales of energy in the serviced area stood at 2,812 GWh, up 7.2% with respect to the same period of 2004. This increment is the result of two factors: a) the 7.9% rise in the demand of energy at countrywide level in 2005; and b) the 5.3% growth of our customer portfolio with respect to 2004. These factors reflect the economic recovery of the country in 2005.

Active Customers

	4Q04	4Q05	Var. %
Residential	852,760	899,648	5.5%
Industrial	111,912	115,985	3.6%
Commercial	5,625	6,394	13.7%
Public Sector	7,321	7,778	6.2%
Total	**977,618**	**1,029,805**	**5.3%**

4Q04	4Q05	Var. %	(Expressed in GWh)	2004	2005	Var. %
936	976	4.2%	Residential	3,536	3,654	3.3%
498	518	4.0%	Industrial	1,885	1,994	5.8%
956	1,037	8.5%	Commercial	3,607	3,892	7.9%
233	281	20.9%	Public Sector	876	985	12.4%
2,623	**2,812**	**7.2%**	**Total Service Area**	**9,904**	**10,525**	**6.3%**
0	0	N/A	National Interconnected System	4	1	-82.8%
2,623	**2,812**	**7.2%**	**Total (Service Area + SIN)**	**9,908**	**10,526**	**6.2%**

Note: Does not include GENEVAPCA

By the end of 2005, **effectiveness of collections** stood at 105% (100.5% for private sector accounts and 131.6% for public sector accounts). In the fourth quarter, EDC managed to collect significant sums of money from the Venezuelan State, which led to a recovery in this indicator. Some actions implemented by the Company were telephone campaigns to monitor SME customers, increased negotiations with the Government and out-of-court settlements with customers, all of which led to the improvement in the effectiveness of collections and better control of old debts.

In turn, **accounts receivable turnover** stood at 2.05 months, compared to 2.13 months in 2004.

Collection Effectiveness


1.02
1.00
0.98
0.94
1.05
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05

Accounts Receivable Turnover
(months)


2.13
2.15
1.98
2.16
2.05
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05

Safety for EDC people

In 2005 there was a 17% drop in the number of work-related accidents, with 8 LTAs in the fourth quarter, 5 of which involved EDC people and the remaining 3 were contractors.

The Company has continued to implement actions designed to enhance safety. In October and November of 2005, several audits were carried out in order to assess the level of safety in our Generation, Transmission, and Distribution processes. Representatives of AES companies in Brazil, Argentina, Chile, Dominican Republic, Colombia and Panama took part in these audits. Also, a conference of Emergency Brigades, in which the people involved developed and exchanged rescue techniques in the event of accidents and emergencies, was held in December. Finally, more safety training sessions were offered to EDC personnel and contractors in the fourth quarter of 2005.

Number of Accidents


4Q04
8
6
1Q05
8
2
2Q05
6
5
3Q05
6
4
4Q05
3
5
Employees
Contrators

Cost Reduction Programs

Recovering Transmission and Distribution Equipment

By the end of the 4th quarter in 2005, savings amounted to Bs. 2,216 million as a result of the overhaul of distribution equipment (552 items); with a total of 1,890 items and Bs. 11,063 million in savings for the year as a whole. These results contributed to EDC's accomplishing some of our cost reduction and asset optimization objectives.

In addition, the recovery of 30kV circuit cups and oil treated in connection boxes and transformers led to Bs. 46 MM in savings in the 4th quarter of the year, while savings for the year as a whole totaled Bs. 373 MM.

Recovering Energy Losses

Energy losses (12 months) at the end of the year 2005 stood at 17.72% (10.3% corresponds to non-technical losses).

According to its Revenue Management approach, the Company is continuing with the execution and follow-up of activities, which are focused toward reducing and controlling energy losses, with emphasis on the following:

- Turning illegally connected consumers into formal clients.
- Detecting and recovering non-invoiced energy due to thefts and frauds.
- Systematic and continuous follow-up of the commercial cycle.
- Assessing and improving commercial processes regarding energy recording and invoicing.

Implementation of the plan has led to the following results in the 4th quarter of 2005:

- Addition of 12,852 new clients.
- Recovery of 147 GWh of energy.
- Replacement of 68,445 meters with expired certification.

At the end of 2005, these were the results:

- Recovery of 381 GWh of energy.
- Addition of 35,975 new clients.
- Certification of 95,381 meters.

Barrio Eléctrico

The objective of the "Barrio Eléctrico" initiative is to "turn informal consumers into formal customers". The first pilot of the program involved the electrification of the Barrio La Morán, which is located in the parish of El Paraíso, in the Western part of Caracas. The pilot used the prepaid meter technology and involved residents of the community.

The following actions were implemented in the 4th quarter of 2005:

- EDC's technical team followed up and recorded all the visits made by customers to our commercial offices in order to determine those customers who have not requested a recharge of their prepaid energy card.
- Inspections were carried out among customers who do not comply with the amount of kWh determined in the initial load survey, which was performed to prevent potential illegal hookups.
- integrating the "Barrio Eléctrico" concept into the Electrical Boards, to achieve the participation of the community in devising solutions to their electricity-related needs.

AFFILIATES

In the 4th quarter of 2005, in addition to meeting its commitments with PDVSA, **GENEVAPCA** continued to help mitigate the shortage of electric energy in the Paraguana Peninsula by contributing 132 GWh through the National Interconnected System (SIN in Spanish). These contributions represented approximately 40% of the requirements for the region. For the year as a whole, GENEVAPCA energy contributions totaled 640 GWh.

GENEVAPCA's energy sales totaled 339 GWh in the 4th quarter, while its sales of steam stood at 278,671 MT. Similarly, sales of electricity for the year stood at 1,456 GWh, while sales of steam reached 897,091 MT.

Energy Contributions to the Venezuelan Electrical System (GWh)


163
111
184
213
132
4Q04
1Q05
2Q05
3Q05
4Q05

SERDECO's operating income stood at Bs. 23 billion by yearend 2005, remaining stable when compared to 2004. In the 4th quarter of 2005, the affiliate's operating income reached Bs. 5.3 billion, down 11% with respect to the same period in the previous year. This variation resulted from the termination in December 2004 of the contract entered into with the Libertador Municipality, under which the affiliate collected property taxes. Therefore, the income generated by this contract was not forthcoming in 2005.

The affiliate's operating expenses at yearend stood at Bs. 15 billion, down 9% as compared to 2004. In turn, operating expenses for the 4th quarter of 2005 totaled Bs. 3.8 billion, down 17% with respect to the same period in 2004. These variations resulted mainly from the cost cutting program in 2005 budget.

In 2005, the affiliate's operating income stood at Bs. 3,704 billion, 10.70% less than in 2004, when it totaled Bs. 4,102 billion. In that year, radio-frequency devices in inventory were sold. However, operating expenses diminished to stand at Bs. 1,588 billion in 2005, a 33% reduction with respect to 2004, when they totaled Bs. 2,116 billion. As far as performance in the 4th quarter of 2005 is concerned, operating income rose 8% to stand at Bs. 971 million, compared to Bs. 893 million in 2004.

At present, Conmovil has a portfolio of 160 clients, who enjoy the services of voice trunking in the main cities of the country, as well as equipment sales, rental & repair. The satisfaction levels provided by the company regarding our transmission service stood at 99.60% in 2005.

At the end of the year, AES Network had 37 clients, including domestic and foreign telecommunications operators and Internet Service Providers (ISPs). Availability of the TDM service for the period was 99.9992% while Ethernet service availability was 99.9674%.

AES Network stands out as the only company in Venezuela that provides telecom carrier services in the Caracas Metropolitan Area through fiber optics and is the first company to provide Ethernet connections supported by Service Level Agreements (SLAs), 24 hours a day, 365 days a year, to the Caracas Metropolitan Area.

AES Network is conducting feasibility studies and negotiations to provide mass-access data-carrying services using Broadband over Power Line (BPL) technology through EDC's electricity lines. In December 2005, Fondonorma awarded AES Network the ISO 9001-2000 certification as the first fiber optics telecom company in Venezuela.

STOCK MARKET

Price of the EDC Share

At yearend 2005, the **Price of the EDC Share** stood at Bs. 320, down 36% as compared to its price at yearend 2004 (Bs. 499.9). However, as of January 31, 2006, the Caracas Stock Market Index rose by 4,724.76 points (23.2%), with a 43.8% increase in the price of the EDC share, as compared to its price by yearend 2005 (Bs. 320 per share), to close at Bs. 460 per share.

Price of EDC Share (Bs.)



499.9
470
331
305
320
460
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05
Jan-06

Market Capitalization

In 2005, **Market Capitalization** stood at US$ 468 MM, a 43.4% decrease with respect to the value in December 2004. This drop resulted from lower share prices in the quarter and to the devaluation of the local currency with respect to the US Dollar.

As a result of the aforementioned rise in the Caracas Stock Market Index (IBC) Market Capitalization for EDC at the end of January 2006 stood at US$ 672 MM, up US$ 204 MM as compared to its level in December 2005 (US$ 468 MM).

Market Capitalization
(Millions of US$)


827
694
489
451
468
672
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05
Jan-06

Dividends

In December 2005, CADIVI authorized an amount of US$ 65.9 MM to pay out an extraordinary dividend in US Dollars at the official exchange rate of Bs. 2.,150/US$. This amount covered the remaining portion (Bs. 51.31 per share) of the extraordinary dividend approved by the General Shareholders Meeting held on March 04, 2005, to holders of ADSs who had registered before October 24, 2005.

The total dividend paid out in 2005 was Bs. 68.41 per share, compared to the dividend of Bs. 64.78 paid out in 2004.

Dividend Payments
(Bs/Share)


12.85
36.65
15.28
17.10
51.31
1Q 04
3Q 04
4Q 04
2Q 05
4Q 05

RELEVANT EVENTS

ISO 9001 2000 Certification

In December 2005, Fondonorma awarded the ISO 9001 2000 and IQNet certifications to EDC's Transmission Unit Oil Lab. Also, this organization ratified the certifications awarded a year ago to the Customer Care Network in EDC's Commercial Offices and Contact Center, to its Lighting Lab, and to AES Network.

"Vamos con Vargas" Contingency Plan

The imminent collapse of viaduct No. 1 on the Caracas-La Guaira highway, as a result of the fracture in its structure, has led to its final closing down. In view of this eventuality, EDC launched a contingency plan named "Vamos con Vargas" ("Lending Vargas a Hand") to guarantee the safety of its workers, operations in its plants, and the continuity of its electrical service across the area it serves.

This plan includes:

- Increasing operating & maintenance inventory for Generation, Transmission & Distribution activities, as well as for new projects in the areas affected by the shutdown.
- Assessing potential alternate routes between Caracas and the Central Litoral region.
- Lending support to contingency plans implemented by the Central and Regional governments.
- Implementing Social Responsibility activities, such as:
  i. Training linemen and plant operators to promote the creation of jobs in the region.
  ii. Creation of new Electrical Boards.
  iii. Improve street lighting and customer care services.
  iv. Install lighting in beaches.
  v. Recuperation and maintenance of public areas in accordance with the state authorities.

Voiding of Treasury Shares

On December 16, 2005, the National Securities Exchange Commission approved the capital reduction decided during the EDC Special Shareholders Meeting held on November 22, 2005. In this regard, after the voiding of the Treasury Shares, subscribed and paid up capital totaled Bs. 314,273,274,100.00, divided into 3,142,732,741 common shares, with a par value of Bs. 100.oo per share.

EDC's 110th Anniversary

EDC started operations in 1895, at a moment when development was gathering momentum in Venezuela. With its vision and passion for innovation, the company has now become the foremost private provider of electrical energy in the country. For EDC, its customers have the greatest priority and, therefore, all its efforts are designed to provide them with the best possible service at all times.

The mission of the Company is to improve the quality of life for its customers by providing them with the reliable, safe electrical service they deserve, thus encouraging them to become better citizens.

SOCIAL RESPONSIBILITY

Electrical Boards

In September 2005, EDC started implementing its Electrical Boards program. By means of this mechanism, designed to improve the quality of life for low-income settlement dwellers of Caracas, people in the community meet with EDC workers in order to find joint solutions to problems related to the electrical service in their areas.

The program provides benefits such as a) stable, reliable service; b) greater levels of security and personal safety; c) use of a legal document, which allows people to make transactions before private and public entities; and d) prompt response to their requests.

In 2005, 24 Electric Boards were created in the Caracas Metropolitan Area. First, there was a technical survey and then a draft project was designed for each Board. Through these Boards, the community will be able to ask the government authorities for the resources required to execute their respective projects.

"Dona tu Vuelto"

The "Dona tu Vuelto" (Donate your Change) program is designed to collect, if the client agrees, the change remaining after the electricity bill and other services have been paid. The funds are allocated to "Fe y Alegrìa" projects, under the sponsorship of the "Dividendo Voluntario para la Comunidad" (DVC).

Since December 2003, the "Dona tu Vuelto" program has raised a total of Bs. 242 million.

The "Electrobus"

The Electrobus is a mobile unit designed to convey basic information on electricity through the use of alternative tools and interactive experiences.

In the 4th quarter of 2005, the Electrobus visited several communities, such as the 23 de Enero sector, the La Concepción-Montalbán School and the Ávila Mágica cable car facility, where it welcomed over 195 people. With this traveling educational service, EDC continues its efforts to project a socially responsible corporate image and provide a pleasant environment in which customers can receive information regarding their consumption of electricity and their electrical service bills.

By the end of the quarter, the Electrobus had visited a total of 17 locations, disseminating its message to 1,579 people (1,335 children and 244 adults). In 2005, the total number of visitors to the Electrobus stood at 5,509.

"Proyecto Arboleda"

In 2005, GENEVAPCA, together with regional government organizations, planted native species of trees across the Paraguaná Peninsula.

A total of 7,745 trees of various species were planted this past year and an environmental message was spread to 14 schools, including 12,500 children and adults.

To celebrate its 10th anniversary, Genevapca launched the following Social Responsibility projects:

- *Cultural Occasions ("Momentos Culturales"),* designed to promote, together with organized communities, the participation of school children in cultural activities. To date, 400 children have taken part in these activities.

- *Learn about Safety with Us ("Aprende de Seguridad con Nosotros"),* designed to spread a message about accident prevention and safety among the children who attend the schools in the Paraguana Peninsula. To date, the message has reached 733 children.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES

CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of December 31, 2005)

Quarterly Comparison						For the years ended:		
4Q04 Bs	1Q05 Bs	2Q05 Bs	3Q05 Bs	4Q05 Bs		Dec 31, 2004 Bs	Dec 31, 2005 Bs	Dec 31, 2005 MM US$
374,607	321,626	339,365	349,458	357,157	Operating Revenues	1,438,485	1,367,606	647
(181,289)	(177,862)	(172,016)	(165,017)	(175,602)	Operating Expenses	(694,524)	(690,497)	(327)
193,318	143,764	167,349	184,441	181,555	EBITDA	743,961	677,109	320
51.61%	44.70%	49.31%	52.78%	50.83%	EBITDA MARGIN	51.72%	49.51%	49.51%
(98,036)	(102,112)	(97,251)	(91,269)	(95,534)	Depreciation	(437,177)	(386,166)	(183)
94,282	41,652	70,098	93,172	86,021	EBIT	306,784	290,943	138
25.17%	12.95%	20.66%	26.66%	24.08%	EBIT MARGIN	21.33%	21.27%	21.27%
(13,758)	(34,615)	(1,191)	(10,779)	9,536	Other Income and (Expenses),Net	(28,165)	(37,049)	(18)
(29,334)	(72,211)	26,050	22,277	15,662	Integral Cost of Financing	(244,380)	(8,222)	(4)
51,190	(65,174)	94,957	104,670	111,219	INCOME (LOSS) BEFORE PROVISION TAXES,EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST	34,239	245,672	116
21,903	(9,787)	(9,855)	(20,891)	(35,842)	Provision for Income Tax	(21,180)	(76,375)	(36)
285	(342)	31	(175)	132	Equity in Net Income of Affiliated Company	280	(354)	(0)
(359)	(375)	(5)	(230)	(149)	Minority Interest	(107)	(759)	(0)
73,019	(75,678)	85,128	83,374	75,360	NET INCOME (LOSS)	13,232	168,184	80
19.49%	-23.53%	25.08%	23.86%	21.10%	NET MARGIN	0.92%	12.30%	12.30%
23.15	(23.99)	26.99	26.43	23.89	NET INCOME (LOSS)PER SHARE	4.20	53.32	0.03
1,158	(1,200)	1,350	1,322	1,195	NET INCOME (LOSS) PER ADS	210	2,666	1.26
3,154	3,154	3,154	3,154	3,154	OUTSTANDING SHARES (millions)	3,154	3,154	3,154

The company's Financial Results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commission (CNV in Spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants, and are expressed in millions of constant bolivars as of December 31, 2005.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of December 31, 2005)

	2004 December 31	2005 December 31
ASSETS		
Current Assets	1,445,964	798,008
Cash and Cash Equivalents	794,658	305,816
Property, Plant and Equipment, net	4,163,160	3,881,278
Investments	5,599	11,628
Long Term Accounts Payable	43,495	31,073
Deferred Income Tax	30,696	23,520
Intangible Assets and Deferred Credits	44,045	29,358
Total Assets	**5,732,959**	**4,774,865**
LIABILITIES AND EQUITY		
Current Liabilities	876,278	559,278
Short Term Debt	466,292	169,878
Long Term Debt	1,245,804	687,486
Others Liabilities	178,583	167,219
Equity	3,432,294	3,360,872
Total Liabilities and Equity	**5,732,959**	**4,774,865**
Current Assets/Current Liabilities	**1.65**	**1.43**
Short Term Debt/Long Term Debt	**0.37**	**0.25**
Equity/Total Assets	**59.87%**	**70.39%**
Financial Debt/Total Capitalization	**33.28%**	**20.33%**

The company's Financial Results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commission (CNV in Spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants, and are expressed in millions of constant bolivars as of December 31, 2005.

The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and under the International Accounting Standards (IAS).

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on December 31, 2005. The Consumer Price Index (1997 base year) for the end of December, 2005, was 525.65 and the average Consumer Price Index from January-December 2005 was 497.13.

As of December, 2005, the exchange rate was 2,150 bolivars per US dollar and the average exchange rate for the year was 2,112.87 bolivars per US dollar.

C.A. La Electricidad de Caracas and Subsidiaries (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuel a. Each share of EDC is transacted in the Caracas Stock Exchange. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a world leading power supply company, with sales for 2004 of US$ 9.5 billion. AES supplies 45,000 MW of electricity to customers in 27 countries by using 113 power plants and 17 distributors. O ur 30,000 employees are committed to operational excellence and meet global growing energy needs.

Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

This report may contain forward-looking statements speculative in nature based on the information, operational plans and forecasts currently available about future trends and facts. As such, they are subject to risks and uncertainties. A wide variety of factors may make future real facts to differ significantly from the issues presented or anticipated in this report, including, among others, changes in general economic, political, government and business conditions. In the event of materializing any of these risks or uncertainties, or if underlying assumptions prove to be mistaken, future real facts may vary significantly. C.A. La Electricidad de Caracas (EDC) is not bound to update or correct the information contained in this report.

C. A. LA ELECTRICIDAD DE CARACAS ANUNCIA SUS RESULTADOS CONSOLIDADOS DEL CUARTO TRIMESTRE Y DEL AÑO 2005

Durante el cuarto trimestre, la EDC registró ganancias netas por Bs. 75,4 millardos, alcanzando un EBITDA de Bs. 181,6 millardos con un Margen EBITDA de 50,8%.

RESULTADOS FINANCIEROS

(En VENGAAP)

Comparación trimestral:					Por los años terminados el:		
1T 05	2T 05	3T 05	4T 05	(Millones de Bs.)	31-dic-04	31-dic-05	Var. %
321.626	339.365	349.458	357.157	Ingresos de Operación	1.438.485	1.367.606	(4,9)
(177.862)	(172.016)	(165.017)	(175.602)	Gastos de Operación	(694.524)	(690.497)	(0,6)
143.764	**167.349**	**184.441**	**181.555**	**EBITDA**	**743.961**	**677.109**	**(9,0)**
44,70%	**49,31%**	**52,78%**	**50,83%**	**MARGEN EBITDA**	**51,72%**	**49,51%**	**(221) bps**
(75.678)	**85.128**	**83.374**	**75.360**	**Utilidad (Pérdida) Neta**	**13.232**	**168.184**	**N/A**

ASPECTOS RESALTANTES

- Durante el año, los ingresos de operación alcanzaron Bs. 1.367,6 millardos.
- El EBITDA para el año 2005 ascendió a Bs. 677,1 millardos con un Margen EBITDA de 49,5%.
- La utilidad neta del año totalizó Bs. 168,2 millardos.
- La deuda total al cierre del año se ubicó en US$ 399 millones.
- El 28 de diciembre de 2005, CADIVI autorizó la conversión a dólares del dividendo pagado el 28 de octubre de 2005 (Bs.51,31 por acción), a titulares de ADS.
- El 18 de noviembre de 2005, Fitch Ratings mejoró la calificación de riesgo de crédito a largo plazo de la EDC de "B+" a "BB-".
- La Asamblea Extraordinaria de Accionistas, celebrada el 22 de noviembre de 2005, aprobó la anulación de 33.525.937 acciones, que se encontraban en tesorería.
- EDC recibió de parte de Fondonorma la certificación ISO 9001 2000 e IQNet para el Laboratorio de Aceites de la Unidad de Transmisión.
- EDC cumplió 110 años de servicio.
- La EDC activó Plan de Contingencia denominado "Vamos con Vargas".

FACTORES EXTERNOS (*)

- La inflación acumulada al cierre del año fue de 14,4%, mientras que la inflación del trimestre fue 2,5%.
- Durante el año el Índice de Precios al Mayor (IPM) creció en 16,9%.
- Devaluación acumulada del año: 12%, al ajustarse el tipo de cambio oficial de Bs. 1.920 a Bs. 2.150 por US$.
- El PIB, durante el año 2005, creció 9,4% (estimado).
- El desempleo promedio durante el año 2005 se ubicó en 12,2%.
- En el año 2005, el consumo de energía eléctrica a nivel nacional, registró un crecimiento de 7,9%.

(*) Fuente: BCV, INE y OPSIS.

Persona Contacto:
Scarlett Alvarez U.
VP Relaciones Corporativas y con Inversionistas
(58) (212) 502.2950
edcinversionistas@aes.com / www.laedc.com.ve

Los **Ingresos de Operación** durante el trimestre se situaron en Bs. 357,2 millardos, cifra que representa una disminución de 4,7% con respecto al mismo trimestre del año anterior; como consecuencia del rezago tarifario en relación a la inflación acumulada del año y a la disminución del 19% en el aporte efectuado por la filial GENEVAPCA a CADAFE, en el periodo comparado. Esta disminución fue parcialmente compensada por el incremento de 7,2% en la demanda de energía en la zona servida.

Durante el año 2005, los **Ingresos de Operación** totalizaron 1.367,6 millardos disminuyendo en 4,9% en comparación con el año 2004. El rezago tarifario y la disminución en los aportes al Sistema Interconectado Nacional (S.I.N.) en 1,2%, inciden notablemente en la baja observada durante el año, la cual fue atenuada por el incremento de la demanda de energía de 6,3%, en la zona servida.

Ingresos de Operación (Millones de Bs.)


374.607
357.157
1.438.486
1.367.606
4T 04
4T 05
2004
2005

Los **Gastos de Operación (sin depreciación)** para este trimestre totalizaron Bs. 175,6 millardos, disminuyendo en 3,1% con respecto al mismo trimestre del año anterior; producto de la estrategia gerencial de focalizarse en el programa de reducción de costos, para mitigar -en parte- otros compromisos como el aumento salarial acordado en la "Convención Colectiva 2004-2006", suscrita ante la Inspectoría del Trabajo el 25 de octubre de 2005, entre la EDC y el Sindicato de Trabajadores Electricistas (STE).

Los **Gastos de Operación (sin depreciación)** para el año 2005, disminuyeron 0,6% en comparación a los obtenidos en el año 2004, a pesar del incremento del 56,5% en el precio del gas natural, a partir del mes de enero de 2005, y al efecto de la entrada en vigencia de la nueva Convención Colectiva antes señalada. Estos incrementos fueron compensados mediante la continuación de la estrategia de la gerencia de: racionalizar costos, disminuir el consumo de Fuel Oil #6 (costos asociados más elevados que el gas natural), menor uso del parque generador (producto del acuerdo de compra de energía hidroeléctrica a EDELCA); y, al ahorro obtenido en el gasto de patente de industria y comercio y en los excedentes de créditos fiscales, producto de la fusión de las filiales C.A. Luz Eléctrica de Venezuela y C.A. Electricidad de Guarenas y Guatire con C.A. La Electricidad de Caracas, llevada a cabo en diciembre de 2004.

Gastos de Operación (Millones de Bs.)


181.289
175.602
694.524
690.497
4T 04
4T 05
2004
2005

El **EBITDA** para el trimestre, ascendió a Bs. 181,6 millardos disminuyendo en 6,1% con respecto al mismo periodo del año 2004; debido a que la caída en los Ingresos de Operación no pudo compensarse con la disminución presentada en los gastos de operación. Este efecto lo refleja el **Margen EBITDA** del trimestre, al disminuir 1,5% con relación al obtenido en el mismo trimestre del año 2004.

El EBITDA representa 4,2 veces los intereses y gastos financieros.

El **EBITDA** y **Margen EBITDA** para el año 2005, alcanzaron Bs. 677,1 millardos y 49,5%, respectivamente.

EBITDA (Millones de Bs.)


193.318
181.555
743.961
677.109
4T 04
4T 05
2004
2005
Margen EBITDA:
51,6%
50,8%
51,7%
49,5%

El **Costo Integral de Financiamiento** del año 2005, presentó una disminución del 96,6% equivalente a Bs. 236,2 millardos, al compararse con el año 2004, gracias a la cancelación anticipada de préstamos externos y a la aplicación de una menor tasa promedio activa local a la deuda denominada en bolívares, que permitieron que los intereses y gastos financieros disminuyeran en 34,8%.

La disminución en la diferencia en cambio neta (producto de una devaluación del bolívar en relación al dólar americano inferior a la registrada en febrero de 2004) y en los intereses y gastos financieros, contrarrestan la baja del resultado monetario en 21,3% (debido a una inflación menor en 480 bps, con respecto a la del año 2004).

Costo Integral de Financiamiento

	Por los años terminados el:		
(Millones de Bs.)	31-dic-04	31-dic-05	Var. %
Intereses y gastos financieros	(247.235)	(161.205)	(34,8)
Intereses ganados	56.775	41.112	(27,6)
Diferencia en cambio, neta	(167.976)	22.131	N/A
Resultado monetario del ejercicio	114.056	89.740	(21,3)
	(244.380)	(8.222)	(96,6)

En el cuarto trimestre se registró una **Utilidad Neta** de Bs. 75,4 millardos, superior en 3,2% a la obtenida en el mismo trimestre del año 2004. Este incremento es atribuible -en parte- a la disminución del gasto de depreciación en Bs. 3,5 millardos (3,5%) al alcanzar el final de su vida útil, según libros, ciertos activos de la red, y al beneficio integral de financiamiento por Bs. 15,7 millardos obtenido durante el trimestre.

Durante el año 2005, la compañía reportó una **Utilidad Neta** de Bs. 168,2 millardos, a pesar del impacto negativo ocasionado por el rezago en el ajuste tarifario del servicio eléctrico, del incremento de los precios del combustible y de la entrada en vigencia de la nueva contratación colectiva de trabajo.

Utilidad (Pérdida) Neta (Millones de Bs.)


(101.552)
15.932
25.833
73.019
(75.678)
85.128
83.374
75.360
1T 04
2T 04
3T 04
4T 04
1T 05
2T 05
3T 05
4T 05

RESUMEN DEUDA FINANCIERA

Para el cierre del año 2005, se registró un nivel de **Deuda Financiera** de US$ 399 MM disminuyendo en un 48,8% con respecto al año 2004. Esta variación se debe a: pago de préstamos a la banca local por un monto de US$ 84 MM, cancelación de papeles comerciales y obligaciones quirografarias por un monto de US$ 12 MM y pago de préstamos en dólares con bilaterales y bancos comerciales por un monto de US$ 285 MM.

El 75% del total de la deuda financiera está concentrado en el mercado de capitales extranjero ("Bonos EDC 2014 y Serie Colateralizada").

La **Vida Promedio** de la deuda se ubicó en 6,25 años reflejando un aumento de 2,07 años en relación al cierre del año 2004. Esta mejora, es el resultado del refinanciamiento de la deuda financiera mediante la emisión de los "Bonos EDC 2014", y la cancelación de los préstamos locales y externos a menor plazo (US$ 381 MM).

Vida Promedio
(expresada en años)



4,18
4,81
5,08
6,17
6,25
4T04
1T05
2T05
3T05
4T05

El **Costo Promedio Ponderado** de la deuda, para el año 2005, en moneda extranjera fue de 9,22%, y en moneda local fue de 14,58%. El costo promedio ponderado de la deuda total fue de 10,78%.

El apalancamiento financiero (Deuda/Patrimonio) se situó en 25,7%.

Total Deuda Financiera
(Expresado en millones de US$)



4T04
780
1T05
610
2T05
542
3T05
418
4T05
399
48,8%

Estructura de la Deuda Financiera

	Dic-04	Mar-05	Jun-05	Sep-05	Dic-05
Bs.	22%	46%	38%	23%	19%
US$	78%	54%	62%	77%	81%
Tasa Fija	74%	51%	56%	67%	69%
Tasa Variable	26%	49%	44%	33%	31%
Corto Plazo	27%	33%	30%	11%	20%
Largo Plazo	73%	67%	70%	89%	80%

CALIFICACIÓN CREDITICIA

Fitch Ratings

En noviembre de 2005, Fitch Ratings mejoró la calificación de riesgo de crédito a largo plazo de la EDC de "B+" a "BB-"; manteniendo la calificación de "BB-" para la deuda en moneda local. La nueva calificación aplica a la emisión de bonos por un monto de US$ 260 millones, con vencimiento en el 2014. Ambas calificaciones mantienen su condición de "estable".

La calificación recibida por EDC es consecuencia de la mejora en la calificación de riesgo otorgada por Fitch Ratings para la deuda en moneda extranjera y en moneda local de la República Bolivariana de Venezuela de "B+" a "BB-"; así como también la mejora del riesgo país a "BB-".

GESTIÓN DEL NEGOCIO

Régimen Tarifario

- Al cierre del trimestre se registró un incremento en la tarifa promedio, en términos nominales, de 4,9% para la EDC y 1,7% para CALEY, en comparación con el mismo periodo del año anterior. Esta variación se debe al incremento en el valor del CACE, desde inicios del año 2005, derivado del ajuste en un 56,5% de los precios del Gas Metano en los Centros de Despacho y las tarifas para los servicios de transporte y distribución (Gaceta Oficial N° 37.906).

- La tarifa promedio al cierre del trimestre se ubicó en 108,6 Bs./kWh para la EDC y 82,3 Bs./kWh, para CALEY.

Aplicable a EDC
(4T 2005)

Tipo de Servicio	Bs./kWh
Residencial	116,30
General	114,30
Industrial	85,64
A.P. y Sector Oficial	103,90
Promedio*	**108,60**

Aplicable a CALEY
(4T 2005)

Tipo de Servicio	Bs./kWh
Residencial	80,90
General	79,20
Industrial	81,80
A.P. y Sector Oficial	89,80
Promedio*	**82,30**

* Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía).

Generación

La energía neta generada durante el año 2005 fue de 9.845 GWh disminuyendo en 4,9% en comparación con el año 2004. Esta variación se debe a que los requerimientos de generación de energía termoeléctrica durante el año 2005 disminuyeron dada la política nacional de racionalización del consumo de combustibles líquidos apoyados en la recuperación de la cota del Embalse de Guri.

Durante el trimestre, la energía neta generada fue de 2.586 GWh, aumentando 15,8% en comparación al mismo periodo del año anterior. La energía comprada a EDELCA disminuyó en 18,8%.

Capacidad Instalada (MW)	4T05
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

4T04	4T05	Var. %	(Expresado en GWh)	2004	2005	Var. %
2.303	2.669	15,9%	Generación Bruta	10.643	10.160	-4,5%
940	763	-18,8%	Energía Comprada (Incluye CALEY)	1.882	3.086	64,0%
(619)	(620)	0,2%	Consumo Interno y Pérdidas	(2.617)	(2.720)	3,9%
2.623	**2.812**	**7,2%**	**Total Energía Vendida**	**9.908**	**10.526**	**6,2%**
2.233	2.586	15,8%	Generación Neta*	10.354	9.845	-4,9%
84,07	83,57		Disponibilidad Planta (%)	84,07 **	83,57 **	
46,84	54,26		Factor de Capacidad, Neta (%)	54,19	52,06	

* Generación Neta = Generación Bruta - Consumo servicios auxiliares
** Promedio móvil 12 meses al cierre del período.
Nota: Estos datos no incluyen GENEVAPCA

Transmisión y Distribución

La energía entregada por el sistema de transmisión al sistema de distribución, durante el cuarto trimestre, fue de 3.149 GWh, alcanzando un crecimiento del 5,8% con respecto al mismo periodo del año anterior.

Durante el 2005 el total de energía entregada al sistema de distribución fue de 12.163 GWh alcanzando un crecimiento con respecto al 2004 del 6,1%.

Por su parte, la demanda máxima de potencia bruta, durante el 2005, fue de 2.044 MW, alcanzando un crecimiento con respecto al 2004 del 5,1%.

Datos de la Red

230kV	69kV	30kV	Total	*Líneas instaladas (Km)*	12,47kV	8,3kV	4,8kV	Total
364	900	167	1.431	Aéreas	5.313	190	314	5.817
24	564	334	922	Subterráneas	1.454	70	1.042	2.566
388	**1.464**	**501**	**2.353**	**Total líneas instaladas**	**6.767**	**260**	**1.356**	**8.383**
7	14	8	29	Subestaciones (#)	46	9	49	104
3.340	4.563	982	8.884	Capacidad Instalada (MVA)	4.154	109	1.279	5.542
				Medidores (miles)				1.117

Indicadores de Gestión

El **Índice Móvil Anual de Duración de Interrupción del Sistema** (SAIDI) -kVA instalados interrumpidos imprevistos por los minutos de interrupción entre los kVA totales- fue 6,22 horas al cierre del año, aumentando en un 62,0% con respecto al 2004. Los factores que afectaron los niveles de este indicador fueron: (a) la vaguada ocurrida en el mes de febrero y (b) fuertes vientos y lluvias que se produjeron hacia finales del mes de agosto y se prolongaron durante el último trimestre del año.

El **Índice Móvil Anual de Frecuencia de Interrupción (SAIFI)** -kVA instalados interrumpidos imprevistos entre los KVA totales- se ubicó en 3,59 veces al cierre del año, 18,5% más que el año pasado. Esta variación es producto de los efectos de las lluvias, incremento en la cantidad de fallas imprevistas y bloques de carga interrumpidos producto del viento, ramas y árboles caídos sobre las líneas de transmisión.

A finales del año 2005, se adquirieron estructuras de emergencia para líneas aéreas de transmisión, con lo cual se plantea la posibilidad de disminuir los tiempos de atención a fallas ante contingencias en líneas de transmisión.


SAIDI*
Expresado en Horas
(Promedio Móvil Anual)
Bueno
3,84
3,98
4,54
4,54
4,67
4,69
4,98
5,18
5,61
5,85
5,98
6,10
6,22
Dic 2004
Ene 2005
Feb
Mar
Abr
May
Jun
Jul
Ago
Sep
Oct
Nov
Dic


SAIFI*
Veces
(Promedio Móvil Anual)
Bueno
3,03
3,16
3,09
3,12
3,18
3,21
3,39
3,41
3,46
3,50
3,53
3,52
3,59
Dic 2004
Ene 2005
Feb
Mar
Abr
May
Jun
Jul
Ago
Sep
Oct
Nov
Dic

*Incluye CALEY

Comercialización

Al finalizar el trimestre, nuestra Red de Atención quedó conformada por (a) 51 agentes autorizados con 78 taquillas de pagos, (b) 13 oficinas comerciales con 101 puestos de atención al cliente, (c) 78 taquillas de pago, (d) 400 agencias bancarias disponibles para el pago y (e) pago en línea.

A continuación se describen los avances más significativos realizados durante el trimestre para mejorar la satisfacción al cliente:

- Se llevó a cabo la prueba piloto del proyecto "UNA o NINGUNA", donde se atiende al cliente en un solo contacto. Los resultados hasta la fecha han permitido disminuir el tiempo de espera para la instalación de servicio de 14 a 5 días.
- Se amplió el servicio de mensajería de texto con el fin de notificar al cliente: la fecha de facturación, el vencimiento de la factura y darle las gracias por el pago recibido.
- Se aplicó un nuevo enfoque, en los agentes autorizados, que permite disminuir el costo por transacción en un 46%.
- Se recibió la ratificación del ISO 9001 de la Red de Atención al Cliente.
- Se inició el servicio de la Oficina Virtual para la atención de pagos y requerimientos a través de Internet.
- Se incorporó 8% de medidores en la zona de Prado de María después de revisar 14 rutas de lectura.

Indicadores de Gestión

Los **clientes activos facturados** al cierre del trimestre totalizaron 1.029.805; de los cuales 87,4% corresponden a clientes residenciales; 11,3% a clientes comerciales y 1,3% a clientes industriales y sector público.

Clientes Activos Facturados

	4T04	4T05	Var. %
Residencial	852.760	899.648	5,5%
Comercial	111.912	115.985	3,6%
Industrial	5.625	6.394	13,7%
Sector Público	7.321	7.778	6,2%
Total	**977.618**	**1.029.805**	**5,3%**

Durante el trimestre las **ventas de energía** en el área servida se ubicaron en 2.812 GWh, aumentando en 7,2% con respecto al mismo periodo del año 2004. El incremento de energía vendida se presenta como consecuencia de dos factores: el aumento de la demanda a nivel nacional que se ubicó en 7,9% al cierre del año 2005, y al crecimiento de nuestra cartera de clientes en un 5,3% con respecto al año 2004. Estos factores son signos de la recuperación mostrada por la actividad económica durante el año 2005.

4T04	4T05	Var. %	(Consumo en GWh)	2004	2005	Var. %
936	976	4,2%	Residencial	3.536	3.654	3,3%
498	518	4,0%	Industrial	1.885	1.994	5,8%
956	1.037	8,5%	Comercial	3.607	3.892	7,9%
233	281	20,9%	Sector Público	876	985	12,4%
2.623	**2.812**	**7,2%**	**Total Área Servida**	**9.904**	**10.525**	**6,3%**
0	0	N/A	Sistema Interconectado Nac.	4	1	-82,8%
2.623	**2.812**	**7,2%**	**Total Área Servida + SIN**	**9.908**	**10.526**	**6,2%**

Nota: No incluye GENEVAPCA

La efectividad de la cobranza se ubicó en 105% al cierre del año (100,5% para las cuentas del Sector Privado y 131,6% para las cuentas del Sector Público). Durante el cuarto trimestre se realizaron cobros importantes a organismos del Estado permitiendo así la recuperación de este indicador. Además, durante el año, se ejecutaron campañas telefónicas para la atención de clientes PYMIC, se avanzó en las negociaciones con el gobierno, y se realizaron cobros extra judiciales, que en su conjunto han logrado mejorar la efectividad de la cobranza y han controlado los niveles de la deuda con mucha antigüedad.

Por su parte, la **rotación de las cuentas por cobrar** se ubicó en 2,05 meses, comparada con un valor de 2,13 meses registrado al cierre del año 2004.

Efectividad de la Cobranza
(valores putuales)


1,02
1,00
0,98
0,94
1,05
Dic-04
Mar-05
Jun-05
Sep-05
Dic-05

Rotación de las Cuentas por Cobrar
(meses)


2,13
2,15
1,98
2,16
2,05
Dic-04
Mar-05
Jun-05
Sep-05
Dic-05

Seguridad de los Empleados

Al cierre del año 2005 se observó una disminución del 17% en el número de accidentes laborales, registrándose para el cuarto trimestre 8 accidentes con pérdida de tiempo, de los cuales 3 corresponden a contratistas y 5 a trabajadores EDC.

Continuando con las acciones orientadas al tema de seguridad, durante los meses de octubre y noviembre se realizaron Auditorías con representantes provenientes de AES Brasil, Argentina, Chile, República Dominicana, Colombia y Panamá a fin de evaluar la seguridad en nuestros procesos en Generación, Transmisión y Distribución. Adicionalmente, en diciembre se realizó un Intercambio de Brigadas de Emergencia con el propósito de desarrollar y compartir técnicas de rescate en caso de accidentes y emergencia. Igualmente, en el trimestre, se continuó con el adiestramiento en seguridad para personal EDC y contratistas.

Número de Accidentes


4T04
8
6
1T05
8
2
2T05
6
5
3T05
6
4
4T05
3
5
Empleados
Contratistas

Programas orientados a la Reducción de Costos

Recuperación de Equipos de Transmisión y Distribución

Al cierre del trimestre se recuperaron 552 equipos de distribución, generando un ahorro de Bs. 2.216 MM. El total de equipos recuperados en el año 2005 fue de 1.890, lo cual se traduce en un ahorro de Bs. 11.063 MM. Con estos resultados se contribuyó al logro de los objetivos de reducción de costos y optimización de los activos.

Asimismo, durante el trimestre, se obtuvo un ahorro de Bs. 46 MM por concepto de recuperación de copas en circuitos de 30kV y aceite tratado en cajas de conexión y en transformadores. Durante el año, el ahorro alcanzado por este concepto fue de Bs. 373 MM.

Recuperación de Pérdidas de Energía

Las pérdidas de energía (12 meses) para el cierre del año se ubicaron en 17,72% (10,3% corresponden a pérdidas no técnicas).

Durante el trimestre se continuó con la ejecución y seguimiento de las actividades orientadas a la reducción y control de las pérdidas de energía con énfasis en:

- Transformación en clientes formales de consumidores que estaban conectados ilegalmente a las redes de distribución.
- Detección y recuperación de energía dejada de facturar por concepto de fraudes y hurtos.
- Seguimiento continuo y sistemático del ciclo comercial.
- Levantamiento y mejora de procesos comerciales relacionados con el registro y facturación de la energía.

Como producto de la aplicación del plan de reducción de pérdidas, durante el trimestre se obtuvieron los siguientes resultados:

- Incorporación de 12.852 nuevos clientes.
- Recuperación de 147 GWh de energía.
- Sustitución de 68.445 medidores con aferición vencida.

Al cierre del año 2005 se obtuvieron los siguientes resultados:

- Recuperación de 381 GWh de energía.
- Incorporación de 35.975 clientes.
- Aferición de 95.381 medidores.

Barrio Eléctrico

El objetivo de la iniciativa Barrio Eléctrico es "convertir consumidores informales en clientes formales". El primer proyecto piloto comenzó con la electrificación del Barrio La Morán, ubicado al Oeste de Caracas, utilizando la tecnología de medidores prepago y la participación de la comunidad.

Durante el cuarto trimestre se realizaron los siguientes avances:

- Seguimiento y control de las visitas realizadas por los clientes a las oficinas comerciales, a fin de identificar todos aquellos que no han realizado operaciones de recarga de energía.
- Inspecciones realizadas a los clientes que no cumplen con la cantidad de kWh determinada en el censo de carga -realizado inicialmente- para garantizar así, la disminución de las posibles conexiones ilegales
- Integración del concepto de "Barrio eléctrico" a las "Mesas Eléctricas", para lograr la participación de la comunidad en la solución de sus necesidades de servicio eléctrico en la zona piloto (Barrio La Morán).

FILIALES

Al cierre del cuarto trimestre de 2005, además de cumplir sus compromisos con PDVSA, **GENEVAPCA** continuó contribuyendo a minimizar las carencias de energía eléctrica de la Península de Paraguaná aportando 132 GWh a través del S.I.N., lo que representó aproximadamente el 40% de las necesidades de electricidad de la región. La contribución total durante el año 2005 fue de 640 GWh.

Las ventas totales de energía eléctrica de esta filial para el trimestre totalizaron 339 GWh, mientras que las ventas de vapor sumaron 278.671 TM. Asimismo, las ventas de electricidad del año se ubicaron en 1.456 GWh, mientras que las ventas de vapor fueron de 897.091 TM.

Aportes de Energía al Sistema Eléctrico Venezolano (GWh)


163
111
184
213
132
4T04
1T05
2T05
3T05
4T05

Los ingresos operativos alcanzaron Bs. 23 millardos para el año 2005, manteniéndose estable con respecto al año 2004. Para el trimestre, los ingresos operativos alcanzaron Bs. 5,3 millardos, disminuyendo en un 11% con respecto al mismo periodo del año anterior. Esta variación se debe a que los ingresos generados por los servicios de recaudación de Impuestos sobre Inmuebles Urbanos a la Alcaldía Libertador, no se contemplaron para el año 2005 por rescisión del contrato.

Por otra parte, los gastos operativos fueron de Bs. 15 millardos para el cierre del año, representando una disminución del 9% comparado con el año 2004. Asimismo, los gastos operativos correspondientes al trimestre fueron de Bs. 3,8 millardos, lo cual comparado con el mismo periodo del año anterior, representó una disminución del 17%. Estas variaciones se deben principalmente a la racionalización de los recursos contemplados en el presupuesto del año 2005.

En el año 2005, los ingresos operativos se ubicaron en Bs. 3.704 MM, un 10,7% menos que los registrados en el año 2004 por Bs. 4.102 MM, año en el cual se realizaron ventas de equipos de radiofrecuencia que se encontraban en inventario. Sin embargo, en los gastos operacionales se logró una disminución de un 33%, de Bs. 2.116 MM en el 2004, a Bs. 1.588 MM en el 2005. En cuanto al comportamiento trimestral para el último periodo del 2005 los ingresos obtuvieron un incremento del 8% (Bs. 971 MM) en comparación al año 2004 (Bs. 893 MM).

Actualmente, la empresa cuenta con una cartera de 160 clientes aproximadamente, los cuales reciben los servicios de manejo de voz (Trunking) en las principales ciudades del país. Adicionalmente, Commovil ofrece los servicios de venta y reparación de equipos, así como también el alquiler y reparación de radios. En cuanto a la disponibilidad del servicio en transmisión de voz, se encuentra en el orden de un 99,60%.

Al cierre del año, AES Network cuenta con 37 clientes principalmente operadores de telecomunicaciones nacionales e internacionales y proveedores de acceso a Internet (ISPs). La disponibilidad del servicio TDM para ese mismo periodo se ubicó en 99,9992%. En los servicios Ethernet la disponibilidad se ubicó en 99,9674%.

AES Network se diferencia por su prestación de servicios carrier de telecomunicaciones en el área metropolitana de Caracas a través de fibra óptica y por ser la primera empresa en la oferta de servicios de conectividad Ethernet respaldados por SLA (Service Level Agreement) y, supervisión de gestión de la red 7X24 durante todo el año.

AES Network esta adelantando estudios y negociaciones para la prestación de servicios masivos de acceso para el transporte de datos utilizando la tecnología BPL (Broadband over Power Line), a través de las líneas eléctricas de la EDC. Durante el mes de diciembre, AES Network recibió, de parte de Fondonorma, la ratificación de la Certificación ISO 9001 2000 como la primera empresa de telecomunicaciones de fibra óptica de Venezuela.

MERCADO BURSÁTIL

Precio Acción EDC

Al cierre del año, el **Precio de la Acción** se situó en Bs. 320 disminuyendo en 36%, en relación al precio de cierre del año 2004 (Bs. 499,9). No obstante, el 31/01/06 el Índice General de la Bolsa de Valores de Caracas (IBC) presentó un repunte de 4.724,76 puntos correspondiente a 23,2%, al cerrar en 25.119,59 puntos. En el caso de EDC, el precio de la acción aumentó 43,8% al ubicarse en Bs. 460, en comparación con el precio de cierre de finales de diciembre de 2005.

Precio de la Acción EDC (Bs.)


499,9
470
331
305
320
460
4T 04
1T 05
2T 05
3T 05
4T 05
ene-06

Capitalización del Mercado

Al cierre del año la **Capitalización del Mercado** alcanzó US$ 468 MM, disminuyendo 43,4% en relación al valor obtenido en septiembre de 2004. Esta disminución obedece a la baja del precio de la acción durante el trimestre y a la devaluación del bolívar frente al dólar americano.

Producto del incremento del Índice General de la Bolsa de Valores de Caracas (IBC) , antes señalado, la Capitalización del Mercado de la EDC, a finales del mes de enero de 2006, se ubicó en US$ 672 millones, aumentando US$ 204 MM al compararse con la obtenida a finales de diciembre de 2005 (US$ 468 MM).


Capitalización del Mercado
(Millones de US$)
827
694
489
451
468
672
4T 04
1T 05
2T 05
3T 05
4T 05
ene-06

Dividendos

El 28 de diciembre, CADIVI autorizó el pago del dividendo extraordinario en dólares a la tasa oficial de Bs. 2.150 por US$ por un monto total de US$ 65,9 MM, correspondiente a la porción restante (Bs. 51,31 por acción) del dividendo aprobado en la Asamblea General Ordinaria de Accionistas, celebrada el 04 de marzo de 2005, a tenedores de ADS registrados al 24 de octubre de 2005.

Durante el año 2005 se pagaron Bs. 68,41 por acción, comparados con Bs. 64,78 por acción, pagados en el año 2004.


Dividendos Pagados
(Bs. / Acción)
12,85
36,65
15,28
17,10
51,31
1T 04
3T 04
4T 04
2T 05
4T 05

EVENTOS RELEVANTES

Certificación ISO 9001 2000

En diciembre, la EDC recibió de parte de Fondonorma la Certificación ISO 9001 2000 e IQNet para el Laboratorio de Aceites de la Unidad de Transmisión, al mismo tiempo que fueron ratificadas las mismas certificaciones, otorgadas hace un año, a la Red de Atención al Cliente en sus Oficinas Comerciales y Centro de Contacto, el Laboratorio de Luminotecnia y AES Network.

Plan de Contingencia "Vamos con Vargas"

Ante el cierre definitivo del Viaducto Número 1 de la Autopista Caracas - La Guaira debido a la aparición de una fractura en el arco de la estructura; la EDC activó un plan de contingencia denominado "Vamos con Vargas" para garantizar la seguridad laboral de nuestros trabajadores, la operatividad de nuestras plantas y continuidad del servicio eléctrico en toda el área servida.

Este plan consiste en:

- Incrementar los inventarios para operación y mantenimiento en Generación, Transmisión y Distribución, así como también para nuevos proyectos en esas áreas.
- Analizar las posibles rutas alternas de acceso al Litoral Central.
- Acciones de apoyo al plan de contingencia de los Gobiernos Central y Regional.
- Desarrollo de actividades de Responsabilidad Social orientadas a:
  - i. Entrenamiento de Linieros y Operadores de Planta para apoyar el empleo en la región.
  - ii. Constitución de nuevas Mesas Eléctricas.
  - iii. Mejoras en el alumbrado público y en los servicios de atención al cliente.
  - iv. Reforestación y mantenimiento de áreas específicas en el estado.

Eliminación de Acciones en Tesorería

El Directorio de la Comisión Nacional de Valores en su sesión de fecha 16/12/2005 resolvió estampar la nota marginal de la reducción de capital de la EDC, acordada por la Asamblea Extraordinaria de Accionistas de fecha 22/11/2005. En este sentido el capital suscrito y pagado, luego de la eliminación de acciones en tesorería, es de Bs. 314.273.274.100,00, dividido en 3.142.732.741 acciones comunes nominativas de Bs. 100,00 cada una.

EDC cumplió 110 años de operaciones

En 1895 la EDC llegó a Caracas para abrir las puertas al desarrollo del país y con una visión innovadora ha llegado a convertirse, actualmente, en la primera empresa de servicio eléctrico privada de Venezuela. Hemos aprendido en estos años de experiencia que los clientes son nuestra razón de ser y por ellos trabajamos cada día para ofrecerles un mejor servicio.

Mejorar la calidad de vida de nuestros clientes, es nuestra prioridad, ya que entendemos que prestarles servicio eléctrico confiable y seguro es lo que se merecen.

RESPONSABILIDAD SOCIAL

Mesas Eléctricas

Desde el pasado mes de septiembre se dio inicio a la instalación de las Mesas Eléctricas como un mecanismo de participación organizada que nos permite elevar la calidad de vida de las comunidades, buscando soluciones compartidas al problema del servicio eléctrico en las diferentes zonas populares de Caracas.

Los beneficios que obtiene la comunidad a través de las Mesas son: (a) servicio constante y confiable, (b) aumento de la seguridad y resguardo de su integridad física, (c) documento legal que permite hacer gestión ante entes públicos y privados, y (d) atención más rápida.

Para el 2005 se instalaron 24 Mesas Eléctricas en el área metropolitana, donde se realizó el levantamiento técnico y la estimación del proyecto de cada una de las mesas (anteproyectos) para que la comunidad realice la solicitud, ante los entes gubernamentales, de los recursos necesarios destinados a la ejecución de las obras.

Programa Dona tu Vuelto

Dona tu Vuelto es un programa que recauda, a voluntad del cliente, el vuelto de su factura de electricidad y otros servicios; para destinarlo -con el auspicio del Dividendo Voluntario para la Comunidad (DVC)- a obras de Fe y Alegría en Venezuela y

Desde el comienzo de este Programa (diciembre 2003) hasta el cierre del 2005, Dona Tu Vuelto ha recolectado la suma de Bs. 242 MM.

El Electrobus

Durante el trimestre, el Electrobus estuvo presente en algunas localidades como: comunidad del 23 de Enero, Colegio La Concepción-Montalbán y el estacionamiento de Ávila Mágica, donde se atendieron en cada uno más de 195 personas. De esta manera seguimos aportando en la difusión de una imagen con responsabilidad social y contribuyendo con las solicitudes de nuestros clientes en recibir información asociada a sus consumos y servicio eléctrico.

Para el cierre del cuarto trimestre, el Electrobus había realizado un total de 17 visitas atendiendo un total de 1.579 personas (1.335 niños y 244 adultos). El total acumulado de visitantes para el año 2005 fue de 5.509 personas.

Proyecto Arboleda

Durante el año 2005, GENEVAPCA -junto a otras organizaciones gubernamentales regionales- continuó reforestando la Península de Paraguaná con especies autóctonas.

Durante el año se sembraron 7.745 árboles de diferentes especies y se llevó el mensaje ambientalista a 14 instituciones educativas, sumando un total de 12.500 personas entre niños, jóvenes y adultos.

Genevapca, en ocasión de la celebración de su décimo aniversario de operación comercial, emprendió dos Proyectos de Responsabilidad Social denominados:

- ***Momentos Culturales,*** con la intención de promover y participar en actividades culturales en conjunto con las comunidades organizadas -en su área de influencia- atendiendo las necesidades de la población infantil en edad escolar. A la fecha, han participado 400 niños.

- ***Aprende de Seguridad con Nosotros,*** con el objetivo de transmitir un mensaje de seguridad y prevención a los niños de las escuelas ubicadas en la Península. A la fecha se ha transmitido este mensaje a 733 niños.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PÉRDIDAS

(Con base en estados financieros no auditados y expresados en millones de bolívares constantes al 31 de diciembre de 2005)

Comparación Trimestral						Por los años terminados el:		
4T 04 Bs.	1T 05 Bs.	2T 05 Bs.	3T 05 Bs.	4T 05 Bs.		31-dic-04 Bs.	31-dic-05 Bs.	31-dic-05 MM US$
374.607	321.626	339.365	349.458	357.157	Ingresos de Operación	1.438.485	1.367.606	647
(181.289)	(177.862)	(172.016)	(165.017)	(175.602)	Gastos de Operación	(694.524)	(690.497)	(327)
193.318	**143.764**	**167.349**	**184.441**	**181.555**	**EBITDA**	**743.961**	**677.109**	**320**
51,61%	**44,70%**	**49,31%**	**52,78%**	**50,83%**	**MARGEN EBITDA**	**51,72%**	**49,51%**	**49,51%**
(99.036)	(102.112)	(97.251)	(91.269)	(95.534)	Depreciación	(437.177)	(386.166)	(183)
94.282	**41.652**	**70.098**	**93.172**	**86.021**	**EBIT**	**306.784**	**290.943**	**138**
25,17%	**12,95%**	**20,66%**	**26,66%**	**24,08%**	**MARGEN EBIT**	**21,33%**	**21,27%**	**21,27%**
(13.758)	(34.615)	(1.191)	(10.779)	9.536	Otros Ingresos y (Egresos) Neto	(28.165)	(37.049)	(18)
(29.354)	(72.211)	26.050	22.277	15.662	Costo Integral de Financiamiento, neto	(244.380)	(8.222)	(4)
51.190	**(65.174)**	**94.957**	**104.670**	**111.219**	**UTILIDAD (PERDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, PARTICIPACION PATRIMONIAL EN COMPAÑIA AFILIADA E INTERESES MINORITARIOS**	**34.239**	**245.672**	**116**
21.903	(9.787)	(9.855)	(20.891)	(35.842)	Provisión para Impuestos	(21.180)	(76.375)	(36)
285	(342)	31	(175)	132	Participación Patrimonial en Compañia Afiliada	280	(354)	(0)
(359)	(375)	(5)	(230)	(149)	Intereses Minoritarios	(107)	(759)	(0)
73.019	**(75.678)**	**85.128**	**83.374**	**75.360**	**UTILIDAD (PÉRDIDA) NETA**	**13.232**	**168.184**	**80**
19,49%	**-23,53%**	**25,08%**	**23,86%**	**21,10%**	**MARGEN UTILIDAD NETA**	**0,92%**	**12,30%**	**12,30%**
23,15	(23,99)	26,99	26,43	23,89	UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	4,20	53,32	0,03
1.158	(1.200)	1.350	1.322	1.195	UTILIDAD (PÉRDIDA) NETA POR ADS	210	2.666	1,26
3.154	3.154	3.154	3.154	3.154	ACCIONES EN CIRCULACIÓN (Millones)	3.154	3.154	3.154

Los Estados Financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores (CNV)" y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela y están expresados en millones de bolívares constantes al 31 de diciembre de 2005.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Con base en estados financieros no auditados y expresados en millones de bolívares constantes al 31 de diciembre de 2005)

	2004 31 de Diciembre	2005 31 de Diciembre
ACTIVO		
Activo Circulante	1.445.964	798.008
Efectivo y Equivalentes de Efectivo	794.658	305.816
Propiedades, Planta y Equipos, neto	4.163.160	3.881.267
Inversiones	5.599	11.628
Cuentas por Cobrar a Largo Plazo	43.495	31.073
Impuesto Sobre la Renta Diferido	30.696	23.520
Activos Intangibles y Cargos Diferidos	44.045	29.359
Total Activo	**5.732.959**	**4.774.855**
PASIVO Y PATRIMONIO		
Pasivo Circulante	876.278	559.278
Deuda a corto plazo	466.292	169.878
Deuda a Largo Plazo	1.245.804	687.486
Otros Pasivos	178.583	167.219
Patrimonio	3.432.294	3.360.872
Total Pasivo y Patrimonio	**5.732.959**	**4.774.855**
Activo Circulante / Pasivo Circulante	**1,65**	**1,43**
Deuda Financiera C P / Deuda L P	**0,37**	**0,25**
Patrimonio / Activo Total	**59,87%**	**70,39%**
Deuda Financiera / Capitalización Total	**33,28%**	**20,33%**

Los Estados Financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores (CNV)" y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela y están expresados en millones de bolívares constantes al 31 de diciembre de 2005.

Los resultados presentados en este informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela (CNV) y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de diciembre de 2005. El índice de precios al consumidor (IPC base 1997) para el cierre de diciembre 2005 fue 525,65 y el IPC promedio para el periodo de enero-diciembre de 2005 fue 497,13.

La tasa de cambio para el cierre de diciembre de 2005 fue 2.150,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 2.112,87 bolívares/US dólar.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Sus 30.000 empleados están comprometidos con la excelencia operacional y con satisfacer las necesidades de crecimiento de energía a nivel mundial.

Agradecemos dirigir sus preguntas o comentarios relacionados con este informe a la atención de Relaciones con los Inversionistas, al siguiente correo electrónico: edcinversionistas@aes.com

Este informe puede contener información y declaraciones a futuro (forward-looking statements) que son inherentemente especulativas con base en la información, planes operativos y proyecciones disponibles en la actualidad acerca de tendencias y hechos futuros. Como tales, están sujetas a riesgos e incertidumbres. Diversos factores podrían hacer que los hechos reales en el futuro difieran significativamente de los expresados o previstos en el presente informe, incluyendo -entre otros- los cambios en las condiciones generales económicas, políticas, gubernamentales y de negocio. Si alguno o algunos de estos riesgos o incertidumbres llegaran a materializarse, o si los supuestos subyacentes resultaran incorrectos, los hechos reales futuros podrían diferir significativamente de los descritos. C.A. La Electricidad de Caracas (EDC) no asume ninguna obligación de actualizar o corregir los datos contenidos en este informe.